UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 23, 2017, Ocean Rig UDW Inc., a Cayman Islands company (the "Company"), its subsidiaries, Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., Drill Rigs Holdings Inc., all three Republic of the Marshall Islands corporations, and certain Initial Supporting Creditors representing over 72% of the Company's outstanding consolidated indebtedness entered into a restructuring agreement (the "Restructuring Agreement"). The Restructuring Agreement provides that the restructuring will be implemented by four separate but interconnected schemes of arrangement under Cayman Islands law and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code seeking recognition of the Cayman provisional liquidation proceedings and the schemes of arrangement as foreign main proceedings, and an order of the U.S. Bankruptcy Court giving effect to the schemes in the United States.

Attached hereto as Exhibit 10.1 is a copy of the Restructuring Agreement.

Attached hereto as Exhibit 10.2 is a copy of the waiver to the Restructuring Agreement dated as of March 23, 2017.

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company dated March 28, 2017: "Ocean Rig UDW Inc. Reaches Agreement on Comprehensive Deleveraging and Recapitalization Transaction", relating to the restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: March 28, 2017	By: /s/George Economou
George Economou
Chief Executive Officer